SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NEWSTAR FINANCIAL, INC.

(Name of the Issuer)

NewStar Financial, Inc.

First Eagle Holdings, Inc.

FE Holdco, LLC

Corsair Capital LLC

Corsair II, L.P.

Corsair II, L.L.C.

Corsair PTJB, LLC

Corsair III Financial Services Capital Partners, L.P.

Corsair III Financial Services Offshore 892 Partners, L.P.

Corsair III Management, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65251F105

(CUSIP Number of Class of Securities)

Robert K. Brown NewStar Financial, Inc. 500 Boylston Street, Suite 1250 Boston, MA 02116 (617) 848-2500	David O’Connor First Eagle Holdings, Inc. 1345 Avenue of the Americas, 48th Fl New York, NY 10105 (212) 698-3300	Jimmy Wang Corsair Capital LLC 717 Fifth Avenue, 24th Floor New York, NY 10022 (212) 224-9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Lee Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Thomas J. LaFond Lisa R. Haddad Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	John Amorosi Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$517,035,129.76	$64,370.87**

*	Calculated solely for the purpose of determining the filing fee. The transaction valuation was calculated by multiplying the 41,555,754 outstanding shares of common stock (including 789,967 shares of common stock subject to vesting) by the per share merger consideration of $12.44, which consists of $11.44 in upfront per share consideration and one contingent value right that NewStar estimates could result in additional cash payments of up to $1.00 per share, and adding the foregoing product to $81,550.00, the product obtained by multiplying the 35,000 shares of common stock subject to outstanding employee stock options by $2.33, the per share merger consideration of $12.44 less the $10.11 weighted average exercise price per share of such outstanding employee stock options (in each case, as of the close of business of November 6, 2017). As all of the warrants have an exercise price per share of $12.62, which is lower than the per share merger consideration of $12.44, no consideration will be payable in respect of the 12,000,000 shares of common stock subject to outstanding warrants.

**	In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001245 by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $64,370.87	Filing Party: NewStar Financial, Inc.

Form or Registration No.: Schedule 14A	Date Filed: November 9, 2017

Introduction

This Amendment No. 3 (the “Final Amendment”) to Transaction Statement on Schedule 13E-3, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) NewStar Financial, Inc. (“NewStar”); (ii) FE Merger Sub, Inc. (“Merger Sub”); (iii) FE Holdco, LLC (“FE Holdco”); (iv) First Eagle Holdings, Inc. (“First Eagle”); (v) Corsair Capital LLC; (vi) Corsair II, L.P.; (vii) Corsair II, L.L.C.; (viii) Corsair PTJB, LLC; (ix) Corsair III Financial Services Capital Partners, L.P.; (x) Corsair III Financial Services Offshore 892 Partners, L.P. and (xi) Corsair III Management, L.P. (each of the foregoing, a “Filing Person”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 21, 2017, at a special meeting of NewStar’s stockholders, NewStar’s stockholders voted to approve a proposal to adopt the Agreement and Plan of Merger, dated as of October 16, 2017, by and among NewStar, First Eagle, FE Holdco and Merger Sub (the “Merger Agreement”) by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of NewStar common stock entitled to vote thereon. In addition, on December 21, 2017, NewStar issued a press release announcing that the NewStar stockholders voted to approve the Merger Agreement at the special meeting, and such press release is filed as Exhibit (a)(5)(iv) hereto.

On December 22, 2017, NewStar filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into NewStar (the “Merger”), with NewStar surviving the Merger as an indirect wholly owned subsidiary of First Eagle. At the effective time of the Merger, (a) each share of NewStar’s common stock (other than certain shares as set forth in the Merger Agreement) was converted into the right to receive (i) $11.44 in cash, without interest and (ii) one contractual contingent value right, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, NewStar’s common stock has ceased to trade on The NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on December 22, 2017 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, NewStar has requested that NASDAQ file an application on Form 25 with the SEC to report that NewStar is no longer listed on NASDAQ and NewStar will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister NewStar common stock and suspend its reporting obligations under the Exchange Act.

In addition, on December 22, 2017, First Eagle issued a press release announcing the consummation of the Merger and such press release is filed as Exhibit (a)(5)(v) hereto.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(2)(i) Definitive Proxy Statement of NewStar Financial, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2)(ii) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii) Letter to NewStar Financial, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)(i) Press Release dated October 17, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed October 17, 2017 and incorporated herein by reference).

(a)(5)(ii) Press Release dated November 1, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed November 1, 2017 and incorporated herein by reference).

(a)(5)(iii) Press Release dated November 20, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed November 20, 2017 and incorporated herein by reference).

(a)(5)(iv) Press Release dated December 21, 2017 (filed as Exhibit 99.1 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed December 22, 2017 and incorporated herein by reference).

(a)(5)(v) Press Release dated December 22, 2017 (filed as Exhibit 99.2 to NewStar Financial, Inc.’s Current Report on Form 8-K, filed December 22, 2017 and incorporated herein by reference).

(b)(1)†† Debt Commitment Letter, dated October 16, 2017, by and among Wells Fargo Bank, National Association, GSO Diamond Portfolio Borrower LLC and GSO Diamond Portfolio Fund LP.

(b)(2)†† Debt Commitment Letter, dated October 16, 2017, by and among CDPQ Fixed Income V Inc., GSO Diamond Portfolio Borrower LLC and GSO Diamond Portfolio Fund LP.

(b)(3)† Equity Financing Commitment Letter, dated October 16, 2017, by and between GSO Diamond Portfolio Fund LP and NewStar Financial Inc.

(c)(1)†† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated April 13, 2017.

(c)(2)†† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated July 31, 2017.

(c)(3)†† Supplemental Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated July 31, 2017.

(c)(4)†† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 29, 2017.

(c)(5)† Supplemental Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 29, 2017.

(c)(6)†† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated August 31, 2017.

(c)(7)† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated October 7, 2017.

(c)(8)† Presentation of Credit Suisse Securities (USA) LLC to the Board of Directors of NewStar, dated October 16, 2017.

(c)(9)† Preliminary Discussion Materials of Credit Suisse Securities (USA) LLC for the Board of Directors of NewStar, dated November 20, 2017.

(c)(10)† Preliminary Discussion Materials prepared by Houlihan Lokey Capital, Inc. for the Board of Directors of NewStar, dated October 5, 2017 which were reviewed and discussed with the Board on October 7, 2017.

(c)(11)† Discussion Materials prepared by Houlihan Lokey Capital, Inc. for the Board of Directors of NewStar, dated October 16, 2017.

(c)(12) Opinion of Credit Suisse Securities (USA) LLC, dated October 16, 2017 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(13) Opinion of and Houlihan Lokey Capital, Inc., dated October 16, 2017 (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of October 16, 2017, by and among First Eagle Holdings, Inc., FE Holdco, LLC, FE Merger Sub, Inc. and NewStar Financial, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Asset Purchase Agreement, dated as of October 16, 2017, by and between GSO Diamond Portfolio Holdco LLC and NewStar Financial, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)† Limited Guaranty, dated October 16, 2017 by GSO Diamond Portfolio Fund LP in favor of NewStar Financial, Inc.

(d)(4)† Assignment and Security Agreement among GSO Diamond Portfolio Fund LP, GSO Diamond Portfolio Feeder Fund LP, GSO Diamond Portfolio Associates LLC and NewStar Financial, Inc., dated October 16, 2017.

(d)(5)† Cooperation Agreement, dated October 16, 2017, by and among GSO Diamond Portfolio Fund LP, GSO Capital Partners LP, GSO Diamond Portfolio Holdco LLC, First Eagle Holdings Inc., FE Holdco, LLC and FE Merger Sub, Inc.

(f)(1) The section entitled “Rights of Appraisal” contained in the Proxy Statement is incorporated herein by reference.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex E of the Proxy Statement).

(g) None.

†	Previously filed on November 27, 2017.

††	Previously filed on November 28, 2017.

[Remainder of this Page Intentionally Left Blank]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2017

NEWSTAR FINANCIAL, INC.

By:	/s/ John Kirby Bray
Name: John Kirby Bray Title: Chief Financial Officer

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name: David O’Connor Title: General Counsel and Secretary

FE HOLDCO, LLC

By:	/s/ David O’Connor
Name: David O’Connor Title: General Counsel and Secretary

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner

CORSAIR II, L.P.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR II, L.L.C.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR PTJB, LLC

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P. By: Corsair Capital LLC, as General Partner

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner

CORSAIR III FINANCIAL SERVICES OFFSHORE 892 PARTNERS, L.P.

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Authorized Person

CORSAIR III MANAGEMENT, L.P.

By: Corsair Capital LLC, as General Partner

By:	/s/ D.T. Ignacio Jayanti
Name: D.T. Ignacio Jayanti Title: Managing Partner